BLUE WORLD ACQUISITION CORP

May 11, 2023

Mr. Joseph Ambrogi

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue World Acquisition Corp
Form 10-K for the Fiscal Year Ended June 30, 2022
Filed September 16, 2022
File No. 001-41256

Dear Mr. Ambrogi:

This letter is in response to the letter dated April 21, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Blue World Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Annual Report on Form 10-K (the “Annual Report”) is being filed to accompany this letter.

Amended form 10-K filed April 7, 2023

Business Overview, page 1

1.	We partially reissue comment 1. Please provide prominent disclosure about the legal and operational risks associated with your sponsor being based in China. Your disclosure should make clear whether these risks could result in a material change in your search for a target business and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should also address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns may impact the company’s ability to complete a business combination, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comments, we revised the disclosures on page 1 and 2 of the Annual Report.

2.	We note the disclosure beginning on page 8 regarding the Recent PCAOB Determinations. Please revise to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. Your current disclosure references three years.

Response: In response to the Staff’s comments, we revised the disclosures on page 8 of the Annual Report.

3.	We partially reissue comment 2. Please disclose the risks that your sponsor being based in China poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

Response: In response to the Staffs comments, we added the disclosures on page 2 of the Annual Report and risk factors under “Uncertainties with respect to the PRC legal system could have a material adverse effect on us” and “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on our business and the value of our securities” accordingly under Item 1A. Risk Factors of Part I of the Annual Report.

[Signature Page Follows]

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Liang Shi
Liang Shi
Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP